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LIBERTY
COLONIAL  CRABBE HUSON  NEWPORT  STEIN ROE ADVISOR


VIA EDGAR

December 21, 2001

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      Liberty Funds Trust II (the "Trust")
           Liberty Daily Income Fund
         (File Nos. 2-66976 and 811-3009)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the "Securities Act"), the Trust hereby requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A under the Securities Act and Amendments to the Trust's Registration Statement under the Investment Company Act of 1940, as amended (the "Amendments"):

    Post Effective
    Amendment No./
    Amendment No.            Date Filed                       Accession No.
    -------------            ----------                       -------------

       49/49              January 26, 2001                0000021832-01-000029
       50/50              April 10, 2001                  0000021832-01-000130
       51/51              April 23, 2001                  0000021832-01-500004
       52/52              May 4, 2001                     0000021847-01-500024
       53/53              May 18, 2001                    0000021832-01-500008
       54/54              July 12, 2001                   0000021847-01-500079
       55/55              September 6, 2001               0000021847-01-500139
       57/57              October 31, 2001                0000021847-01-500189

The Amendments relate to a proposed new series of the Trust, Liberty Daily Income Fund. The Trust requests the withdrawal of the Amendments on the grounds that it has no plans to proceed with the offering at this time. No securities were sold in connection with this offering.

Please contact the undersigned at (617) 772-3339 with any questions relating to this request.

Sincerely,
LIBERTY FUNDS TRUST II

William J. Ballou
Secretary

One Financial Center, Boston, MA  02111-2621, 1-800-225-2365